SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2007

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:  Press Release - AEROREPUBLICA BEGINS DAILY SERVICE TO PANAMA CITY FROM CALI

AeroRepublica Begins Daily Service to Panama City From Cali

Passengers Will Be Able to Connect With 36 Destinations and 21 Countries
Through Copa Airlines’ Hub of the Americas in Panama City

          BOGOTA, Colombia, and PANAMA CITY, Feb. 27 /PRNewswire-FirstCall/ -- AeroRepublica, subsidiary of Copa Holdings S.A. (NYSE: CPA), began direct daily service from Cali to Panama City on February 14, 2006.   This new route is served with one of AeroRepublica’s brand new EMBRAER-190 aircraft with a 106 all-leather seat, single-class configuration.

          AeroRepublica’s flight schedule is the following:

Route	Frequency	Departure	Arrival

Cali - Panama	Daily	5:10 p.m.	6:30 p.m.
Panama - Cali	Daily	11:20 a.m.	12:40 p.m.

          “This flight will give Cali, a city of more than two million inhabitants, a much needed afternoon non-stop daily flight to Panama, plus instant access to the Americas through international connectivity with Copa Airlines’ network of 36 destinations in 21 countries in North, Central and South America, and the Caribbean,” said Roberto Junguito, President, AeroRepublica.  “This again reaffirms our commitment to offer our passengers the most convenient way to travel, all enhanced with a superior product offering.”

          AeroRepublica now provides international service from three principal cities in Colombia into Copa Airlines’ Hub of the Americas in Panama City. The alliance between AeroRepublica and Copa Airlines enables intra-regional connectivity for Colombian passengers, who will be able to benefit from code- share agreements between both airlines and connect through Panama with the most important business centers in Central America and the Caribbean.

          AeroRepublica, Colombia’s second-largest domestic carrier, provides service to 12 cities in Colombia, as well as international connectivity with Copa Airlines’ Hub of the Americas from the Colombian cities of Bogota, Cali and Medellin.  Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)

Date: 02/27/2007
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO